CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price[1]	Fee[2]

Peso Fixed Rate Senior Bearer Notes Due 2015	$91,130,288.97	$9,750.94

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of Mexican Pesos 10.9733 per $1.00 as of October 2, 2006.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $9,750.94 fee with respect to the $91,130,288.97 equivalent of Peso Fixed Rate Senior Bearer Notes Due 2015 sold pursuant to this registration statement is offset against those filing fees and $718,500.91 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 97 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated September 28, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Peso Fixed Rate Senior Bearer Notes Due 2015

     The notes offered hereby will constitute a further issuance of the MXN 1,250,000,000 Peso Fixed Rate Senior Bearer Notes Due 2015 of Morgan Stanley issued on December 27, 2005, which we refer to as the original notes, and will form a single series with the original notes. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this series to MXN 2,250,000,000 . We will issue the notes only in bearer form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement. The notes will initially be issued in temporary global bearer form and will be designated by the Temporary ISIN and Temporary Common Code noted below. After an initial approximately 40 day period required for tax certification, we expect the notes offered hereby to be exchanged for notes in permanent global bearer form and to trade interchangeably with the original notes under the Permanent ISIN number and Permanent Common Code noted below assigned to the original notes. You may not exchange notes in bearer form at any time for notes in registered form.

     Application will be made for the further issuance of notes described herein to be admitted to listing on the Official List of the United Kingdom Financial Services Authority, the United Kingdom competent authority for the purposes of Directive 2003/71/EC (the “Prospectus Directive”) and relevant implementing measures in the United Kingdom and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted. Morgan Stanley accepts responsibility for the information contained in this document, which, when read together with the base prospectus dated 27 January 2006 in respect of the Program for the Issuance of Global Medium Term Notes, Series G of Morgan Stanley (the “Base Prospectus”), contains all information that is material in the context of the issuance of the notes.

     This document constitutes the pricing supplement relating to the issuance of notes described herein. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.

     We, Morgan Stanley, may not redeem this further issuance of notes or the original notes prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

     We will issue the notes only in bearer form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.

     We describe the basic features of this type of note in the section called “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus, subject to and as modified by the provisions described below.

Principal Amount:	Mexican Pesos (“MXN”)	Optional Redemption Date:	N/A
Maturity Date:	December 28, 2015; provided	Interest Payment Dates:	Each June 28 and December 28,
	that if such day is not a business		commencing December 28, 2006;
	day, the maturity date will be the		provided that if any interest
	next succeeding business day,		payment date (including the
	unless that succeeding business		maturity date) is not a business
	day would fall in the next		day, that interest payment date
	calendar month, in which case the		will be the next succeeding day
	maturity date will be the		that is a business day, unless that
	immediately preceding business		succeeding business day would
	day.		fall in the next calendar month, in
Settlement Date (Issue Date) for			which case such interest payment
this further issuance of notes:	October 4, 2006		date will be the immediately
preceding business day. If any
Original Settlement Date (Original			interest payment date is so
Issue Date) for the original			adjusted, there will be
notes:	December 27, 2005		corresponding adjustments made
Interest Accrual Date:	June 28, 2006		to the affected interest accrual
Issue Price:	100.5154%, including accrued		periods.
	but unpaid interest.	Interest Payment Period:	Semi-Annual
Proceeds to Company:	100.5154%	Business Day:	Mexico City and New York
Specified Currency:	Mexican Peso (“MXN”)	Agent:	Morgan Stanley & Co.
Redemption Percentage at			International Limited
Maturity:	100%	Denomination:	MXN 1,000,000
Interest Rate:	8.44% per annum (calculated on	Temporary Common Code:	026958334
	an actual/360 day count basis)	Permanent Common Code:	023737132
Maximum Interest Rate:	N/A	Temporary ISIN:	XS0269583349
Minimum Interest Rate:	N/A	Permanent ISIN:	XS0237371322
Initial Redemption Date:	N/A	SIC Ticker Symbol:	MS2-06
Initial Redemption Percentage:	N/A	Other Provisions:	None
Annual Redemption Percentage
Reduction:	N/A

Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement and prospectus.

MORGAN STANLEY

     The information contained in this pricing supplement and the accompanying prospectus and prospectus supplement is solely Morgan Stanley’s responsibility and has not been authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”). The notes have not been registered with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) of the CNBV, and therefore the notes may not be publicly offered or sold in Mexico. The original notes have been listed on the International Quotation System (Sistema Internacional de Cotizaciones or “SIC”) of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). Application will be made with the Mexican Stock Exchange to list this further issuance of notes on SIC. Any Mexican investor that acquires notes will do so under its own responsibility. In making an investment decision, all investors, regardless of their nationality and expertise, must rely on their own examination of Morgan Stanley.

Ratings

     As senior debt securities of Morgan Stanley, the notes carry the following ratings:

Moody’s Investors Service	Aa3

Fitch Ratings	AA–

Standard & Poor’s	A+

     The ratings listed above reflect only the views of the respective rating agencies listed above, and are not recommendations to buy, sell or hold securities of Morgan Stanley. The ratings assigned by the rating agencies listed above are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

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